Exhibit 99.6

American Rebel Reports Financial Results for 2022 Third Quarter

Champion Acquisition Drives Quarterly Revenue to $4.1 Million

Nashville, TN, Nov. 15, 2022 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) – America’s Patriotic Brand (the “Company”) announced its financial results for the three-month period ended September 30, 2022. Investors are encouraged to read the Company’s quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commissions (the “SEC”) and contains additional information and is posted at https://americanrebel.com/

Third Quarter Financial Highlights:

●	Revenues rose to $4.1 million compared to $0.3 million in the prior year period. The increase is attributable to contribution of the Champion acquisition which closed on July 29, 2022.
●	Gross margin in the third quarter period ended September 30, 2022, was $978,104 compared to $15,278 in the prior year period. The increase in gross margin was driven by the contribution from the Champion acquisition.
●	Net loss in the third quarter was $2.1 million, or $0.36 per share, compared to a loss of $1.4 million, or $1.05 per share in the prior year period. The increased loss was primarily due to transactional costs related to the Champion acquisition.

Andy Ross, CEO of American Rebel commented, “We’re very happy to be reporting the first quarter of financial results since our acquisition of Champion at the end of July. We projected our results to be nearly $4.0 million so we’re happy those results came in at the high end of that range. We expect full year pro forma revenue to be in the area of $20 million. This is a great time for American Rebel, not only in our enhanced safe manufacturing capabilities, but as we introduce the patriotically powered line of E-bikes, the ‘E-Bike With an Attitude,’ into a global market that is expected to grow to over $92 billion by 2029. We’re excited to continue the growth of America’s Patriotic Brand. “

About American Rebel Holdings, Inc.

American Rebel operates primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products. The Company also designs and produces branded apparel and accessories and now intends to enter the E-Bike market. To learn more, visit www.americanrebel.com . For investor information, visit www.americanrebel.com/investor-relations .

Cautionary Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ:AREB)(NASDAQ:AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include our ability to efficiently incorporate acquisitions into our operations, our ability to negotiate and finalize definitive agreements with Sierra E-Life for the manufacture of our E-Bikes, our ability to introduce new products, our ability to meet production demands, our ability to expand our sales organization to address existing and new markets that we intend to target, our ability to effectively compete in the competitive E-Bike industry, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2021. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

SOURCE : American Rebel Holdings, Inc.

Company Contact:

info@americanrebel.com

Investor Relations:

John McNamara
TraDigital IR
917-658-2605
john@tradigitalir.com

AMERICAN REBEL HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2022	December 31, 2021 (audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,185,578	$17,607
Accounts receivable	2,446,290	100,746
Prepaid expense and other deposits	147,832	163,492
Inventory	6,306,341	685,854
Inventory deposits	230,223	-
Total Current Assets	10,316,264	967,699

Property and Equipment, net	486,070	900

OTHER ASSETS:
Goodwill and other intangible assets	4,200,000	-
Lease deposit	19,633	-
Total Other Assets	4,219,633	-

TOTAL ASSETS	$15,021,967	$968,599

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expense	2,312,081	1,032,264
Accrued interest	67,919	203,972
Loan – officer - related party	-	10,373
Loans – working capital	603,840	3,879,428
Loans - nonrelated parties	4,152	12,939
Total Current Liabilities	2,987,992	5,138,976

Other long-term liabilities	-	-
TOTAL LIABILITIES	2,987,992	5,138,976

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 100,000 issued and outstanding, at September 30, 2022 and December 31, 2021 Series A	100	100
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 75,143 and 276,501 issued and outstanding, respectively at September 30, 2022 and December 31, 2021 Series B	75	277

Common stock, $0.001 par value; 600,000,000 shares authorized; 8,474,033 and 1,597,370 issued and outstanding, respectively at September 30, 2022 and December 31, 2021	8,474	1,597
Additional paid in capital	45,372,714	22,797,306
Accumulated deficit	(33,347,388)	(26,969,657)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	12,033,975	(4,170,377)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$15,021,967	$968,599

AMERICAN REBEL HOLDINGS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30, 2022	For the three months ended September 30, 2021
Revenue	$4,102,761	$295,490
Cost of goods sold	3,124,657	280,212
Gross margin	978,104	15,278

Expenses:
Consulting/payroll and other payroll costs	1,227,953	656,784
Rental expense, warehousing, outlet expense	314,314	-
Product development costs	-	42,720
Marketing and brand development costs	119,122	34,669
Administrative and other	1,077,005	236,763
Depreciation expense	9,956	946
	2,748,350	971,882
Operating income (loss)	(1,770,246)	(956,604)

Other Income (Expense)
Interest expense	(31,584)	(382,601)
Interest expense – pre-emptive rights release	(350,000)	-
Interest income	4,428	-
Gain (loss) on extinguishment of debt	-	(87,575)
	(377,156)	(470,176)

Net income (loss) before income tax provision	(2,147,402)	(1,426,780)
Provision for income tax	-	-
Net income (loss)	$(2,147,402)	$(1,426,780)
Basic and diluted income (loss) per share	$(0.36)	$(1.05)
Weighted average common shares outstanding - basic and diluted	6,031,715	1,354,700